Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, or the Annual Report, including the consolidated annual financial statements as of December 31, 2025, and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on April 29, 2026, as amended by Form 20-F/A, filed with the SEC on August 19, 2026.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its majority or wholly-owned subsidiaries. References to “Ordinary Shares, and “warrants” refer to the ordinary shares, and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, references to “Canadian dollars,” “CAD” and “C$” are to currency of Canada and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar and Canadian dollar translations of NIS amounts presented herein are translated using the rate of NIS 2.978 to $1.00, and NIS 2.0917 to C$, respectively, the exchange rates reported by the Bank of Israel on June 30, 2026.

All share numbers, share prices, and exercise prices have been retroactively adjusted in this Management’s Discussion and Analysis of Financial Condition and Results of Operation for all periods presented to give effect toa one-for-nine (1-for-9) reverse share split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), which became effective at the market open on March 4, 2026. The authorized share capital of the Company was not adjusted and consists of 2,000,000,000 Ordinary Shares without par value.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully our e-Commerce operations and business, which focuses on the sale of hemp-based products on Amazon Marketplace;

●	our ability to list NeuroThera Labs Inc., or NeuroThera, on a national U.S. stock exchange and realize the anticipated benefits of the acquisition;

●	NeuroThera’s ability to comply with its disclosure obligations and TSX Venture Exchange annual and interim filing deadlines;

●	our ability to comply with continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	the overall global economic environment;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, through our subsidiary NeuroThera, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol or THC, and/or non-psychoactive cannabidiol or CBD, and/or other cannabinoid receptors, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary, held by NeuroThera, whose business focuses on the sale of hemp seed oil-based products and others on Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

Recent Developments

Acquisition of Medical Endoscopy Intellectual Property

On January 8, 2026, we entered into an asset purchase agreement with Xylo Technologies Ltd., or Xylo, pursuant to which we agreed to acquire the complete portfolio of patents, trademarks, know-how and other intellectual property rights relating to endoscopic systems and medical cameras, including intellectual property associated with the MUSE™ system, a single-use endoscopic device designed for transoral fundoplication for the treatment of gastroesophageal reflux disease.

On January 26, 2026, the Xylo transaction closed and we acquired the applicable intellectual property portfolio in consideration for the issuance to Xylo of pre-funded warrants to purchase 113,043 Ordinary Shares of the Company, in lieu of issuing Ordinary Shares of the Company, which represented 19.99% of the issued and outstanding share capital of the Company on the closing date.

January 2026 Registered Direct Offering

On January 13, 2026, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 766,170 Ordinary Shares, at a purchase price of $9.00 per share. The offering resulted in gross proceeds of approximately $766,170.

CliniQuantum Transaction

On June 3, 2026, NeuroThera closed the acquisition of approximately 54.01% of the issued and outstanding ordinary shares of CliniQuantum Ltd., or CliniQ, a quantum technology company in the field of quantum simulation and quantum based Monte Carlo.

CliniQ is developing a next-generation platform to transform clinical trials with the power of quantum computing. Its aim is to unlock insights hidden in massive, complex datasets to design smarter, faster, and more adaptive studies.

In consideration for the purchased shares, NeuroThera issued an aggregate of 56,600,000 common shares in the capital of NeuroThera, or the Consideration Shares, to the selling shareholders.

In addition to the Consideration Shares, the selling shareholders may be entitled to receive earn-out payments of up to $2,500,000 in the aggregate, payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones.

In connection with the CliniQ Transaction, NeuroThera paid finder’s fees by issuing an aggregate of 2,829,999 common shares in the capital of NeuroThera to certain third-party finders.

Operating Results

Total revenues recognized in the six months ended June 30, 2026, amounted to $284 thousand.

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of June 30, 2026, we had an accumulated deficit of approximately $92 million. Our operating activities are described below under “Operating Expenses.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses, including sales, marketing and distribution expenses through our subsidiary SciSparc Nutraceuticals.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, regulatory and other expenses and clinical studies expenses.

The following table discloses the breakdown of research and development expenses:

	Six month period ended June 30,
	2026	2025
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	$424	$154
Share-based payments	204	42
Clinical studies	325	181
Research and preclinical studies	184	129
Chemistry and formulations	71	42
Regulatory and other expenses	367	390
Total	$1,575	$938

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six month period ended June 30,
	2026	2025
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	$450	$226
Share-based payment	995	224
Professional and directors’ fees	1,353	1,368
Investor relations and business expenses	68	54
Office maintenance, rent and other expenses	67	78
Regulatory expenses	130	111
Business development	135	48
Total	$3,198	$2,109

Comparison of the six months ended June 30, 2026 to the six months ended June 30, 2025

	Six months ended June 30,
	2026	2025
	Unaudited
	USD in thousands

Revenues	$284	$461

Cost of revenues	(72)	(101)

Gross profit	212	360

Research and development expenses	1,575	938
Sales, marketing and distribution	326	491
General and administrative expenses	3,198	2,109
Other income	-	(465)
Operating loss	4,887	2,713
Equity losses of an associate	-	312
Finance income	(6)	(644)
Finance expenses	1,170	1,058
Loss on impairment of loans	-	5,973
Net loss and total comprehensive loss	6,051	9,412

Revenues

During the six months ended June 30, 2026, we generated revenues in the amount of $284 thousand, compared to $461 thousand of revenue recorded during the six months ended June 30, 2025. Revenues in the six months ended June 30, 2026, and 2025, were primarily attributable to our subsidiary SciSparc Nutraceuticals (now a subsidiary of NeuroThera), which owns our hemp-products eCommerce business.

Cost of revenues

The cost of goods sold comprises mainly purchases of our hemp-products eCommerce business, Amazon transaction fees, storage and transportation costs to the Company’s warehouse. The cost of goods sold in the six months ended June 30, 2026, amounted to $72 thousand, compared to $101 thousand of cost of goods sold recorded during the six months ended June 30, 2025.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2026, amounted to $1,575 thousand, representing an increase of $637 thousand, or 68%, compared to $938 thousand for the six months ended June 30, 2025. The increase is primarily due to the increase of $270 thousand in wages and related expenses, $162 thousand in share-based expenses, $144 thousand in clinical studies, $55 thousand in research and preclinical studies, and $29 thousand in chemistry and formulations, offset in part by a decrease of $23 thousand in regulatory, professional and other expenses. The increase in wages and related expenses is due to bonuses granted in 2026, as opposed to 2025 in which no bonuses were granted, as well as the added wages of NeuroThera, which previously were not included in the consolidation of the Company’s financial statements. NeuroThera’s financial statements began to be consolidated by the Company on October 9, 2025. The increase in share-based expenses is due to restricted share units, or RSUs, grants both by the Company and by NeuroThera.

General and Administrative Expenses

Our general and administrative expenses totaled $3,198 thousand for the six months ended June 30, 2026, an increase of $1,089 thousand, or 52%, compared to $2,109 thousand for the six months ended June 30, 2025. The increase was primarily attributable to an increase of $771 thousand in share-based expenses, $153 thousand in wages and related expenses, $87 thousand in business development expenses, $60 thousand in office maintenance, rent and other expenses, $14 thousand in investor relations and business expenses, and $19 thousand in regulatory expenses, offset in part by a decrease of $15 thousand in professional and directors’ fees. The increase in wages and related expenses is due to bonuses granted in 2026, as opposed to 2025 in which no bonuses were granted, as well as the added wages of NeuroThera, that previously were not included in the consolidation of the Company’s financial statements. The increase in share-based expenses is due to RSU grants both by the Company and by NeuroThera, and to shares granted by NeuroThera to certain third-party finders.

Sales, Marketing and Distribution Expenses

The sales and marketing expenses are comprised mainly of advertising and promotional rebates on Amazon Marketplace. The sales and marketing expenses in the six months ended June 30, 2026, amounted to $326 thousand, compared to $491 thousand during the six months ended June 30, 2025.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2026, was $4,887 thousand, compared to an operating loss of $2,713 thousand for the six months ended June 30, 2025, an increase of $2,174 thousand, or 80%.

Finance Expense and Income

Finance expenses and income consist of revaluation of financial assets presented at fair value, debt instruments presented at fair value, related issuance expenses of debt instruments, interest income on loans provided, interest expenses on loans or debentures received, and bank fees.

We recognized finance expenses, net, for the six months ended June 30, 2026, of $1,164 thousand, representing an increase of $750 thousand compared to finance expenses, net, of $414 thousand for the six months ended June 30, 2025. Finance income is mainly due to changes in the fair value of the warrants we issued in June 2022, and interest from bank deposits and loans to a related party. Finance expenses are mainly due to changes in the fair value of the Company’s financial assets, and interest expenses related to convertible debentures and promissory notes issued during the period.

Loss on impairment of loans

We recognized a loss on impairment of loans, for the six months ended June 30, 2026, of nil, compared to $5,973 thousand for the six months ended June 30, 2025. The reason for the impairment in 2025 is remeasurement of the loans extended to a related party.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2026, was $6,051 thousand, representing a decrease of $3,359 thousand, or 36%, compared to $9,410 thousand for the six months ended June 30, 2025.

Liquidity and Capital Resources

Overview

As of June 30, 2026, we had $4.458 million in cash, including short-term restricted deposits and short-term deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2026	2025
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(3,561)	(1,861)

Net cash provided from (used in) investing activities	118	(2,101)

Net cash provided by financing activities	3,288	3,967

Operating Activities

Net cash used in operating activities was $3,561 thousand for the six months ended June 30, 2026, compared with net cash used in operating activities of $1,861 thousand for the six months ended June 30, 2025. The increase in net cash used in operating activities was mainly attributable to a $4,279 thousand decrease in non-cash profit-or-loss adjustments (from $6,709 thousand to $2,430 thousand), together with a $782 thousand decrease in working-capital adjustments (from $842 thousand to $60 thousand), partly offset by the $3,361 thousand decrease in net loss.

Investing Activities

Net cash provided by investing activities was $118 thousand for the six months ended June 30, 2026, compared with net cash used of $2,101 thousand for the six months ended June 30, 2025. Net cash provided by investing activities for the six months ended June 30, 2026, is due mainly to the consolidation of CliniQ. Net cash used in investing activities for the six months ended June 30, 2025, are primarily due to a loan to AutoMax Motors Ltd. in the amount of $2,000 thousand.

Financing Activities

Net cash provided by financing activities was $3,288 thousand in the six months ended June 30, 2026, primarily from proceeds from issuance of share and pre-funded warrants in the amount of $1,598 thousand, and from the issuance of convertible promissory notes in the amount of $1,690 thousand. Net cash provided by financing activities of $3,967 thousand in the six months ended June 30, 2025, primarily from proceeds from issuance of convertible debentures in the amount of $3,990 thousand.

Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a standby equity purchase agreement, or SEPA, as amended on February 26, 2024, with YA II PN, Ltd., or YA, which provided for the sale of up to $20 million of advance shares. As of June 30, 2026, of the commitment amount, the Company has sold 112,496 Ordinary Shares. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any shares that would result in it owning more than 9.99% Ordinary Shares.

January 2026 Registered Direct Offering

On January 13, 2026, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 85,131 Ordinary Shares, at a purchase price of $9.00 per share. The offering resulted in gross proceeds of approximately $766 thousand. The Company used the net proceeds from the offering for working capital and general corporate purposes, as determined by the Company’s board of directors.

Convertible Promissory Note

On February 12, 2026, we entered into a Securities Purchase Agreement, or the Notes SPA with an institutional investor, pursuant to which we may issue and sell, from time to time, convertible promissory notes, or the Convertible Notes, in the aggregate principal amount of up to $10,000,000. Upon the execution of the Notes SPA, on February 12, 2026 we issued to the investor a Convertible Note in the principal amount of $2,000,000 for a purchase price of $1,800,000, or the Initial Note. On February 12, 2026, we also entered into a side letter to the Notes SPA, pursuant to which, among others, we agreed that the investor deliver the purchase price for the Initial Note upon the filing of a resale registration statement with the SEC, which was filed on February 17, 2026.

Subject to the conditions of the Notes SPA, beginning on April, 1, 2026, we may request, at our sole discretion, that the investor purchase additional Convertible Notes, each in the principal amount of up to $2,500,000, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period. Notwithstanding the foregoing, if at any time following the execution of the Notes SPA, the daily trading volume of the Company’s Ordinary Shares, is at least 150% of the amount of Ordinary Shares then outstanding, we may request, at our sole discretion, that the investor purchase additional Convertible Notes for a purchase price payable in cash equal to 90% of the principal amount, provided that the aggregate principal amount of all Convertible Notes purchased pursuant to the Notes SPA shall not exceed the $10,000,000.

In addition, under the terms and conditions of the Notes SPA, concurrently with the issuance of each Convertible Note, we shall issue to the investor, for no additional consideration, an accompanying warrant to purchase Ordinary Shares, or the Note Warrant, representing a warrant coverage of 100% of the maximum number of Ordinary Shares issuable upon conversion of each such Convertible Note (calculated based on the then applicable Variable Price (as defined below)) at an exercise price equal to the Variable Price of the accompanying Convertible Note. Thus, on February 12, 2026, we issued to the investor a warrant to purchase up to 3,651,554 Ordinary Shares, or the Initial Note Warrant. The Initial Note Warrant was exercisable upon issuance at an exercise price of $0.5477 and has a term of 3 years from its issuance date, or February 12, 2029.

The exercise of each Note Warrant is the investor’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (each as defined in the Convertible Note), if applicable, regardless of whether the value realized from the Note Warrant and/or the Ordinary Shares issued upon conversion of the Convertible Note is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

Each Convertible Note will be issued at a purchase price equal to 90% of the principal amount of such Convertible Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at our option or if extended at the option of the investor. The principal amount under each Convertible Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Convertible Note). Thus, the Initial Note is to be repaid in ten equal monthly installments commencing on August 12, 2027. The outstanding amount due under each Convertible Note is convertible into Ordinary Shares at the option of the investor, at any time after the issuance date of such Convertible Note, at a conversion price equal to the lower of (i) the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Convertible Note, or the Fixed Price, and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion, or the Variable Price, provided that such Variable Price may not be lower than the floor price which is equal to 20% of the Fixed Price, or the Floor Price, subject to certain adjustments as provided in the Convertible Note. The investor’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the investor’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

We are not obligated to utilize any of the remaining subscription amount available under the Notes SPA, which as of the date of this Report of Foreign Private Issuer on Form 6-K is $7,500,000, and there are no minimum commitments or minimum use penalties.

On August 18, 2026, the Company announced that its subsidiary, NeuroThera, has completed two tranches of non-brokered private placements, raising aggregate gross proceeds of C$5.4 million (approximately $3.8 million).

The Company participated in the financing with a C$2.7 million (approximately $1.9 million) investment, representing 50% of the total gross proceeds raised. The Company subscribed for 22,500,000 units at a price of C$0.12 (approximately $0.0845) per unit, with each unit consisting of one common share of NeuroThera and one common share purchase warrant. The warrants are exercisable for three years from the issuance date and are subject to an acceleration provision whereby, upon the securities of NeuroThera being approved for trading on the Nasdaq Stock Market, the expiry date of 50% of the unexercised warrants will be accelerated and NeuroThera will provide three business days advance written notice to holders of such accelerated expiry date.

Following the financing, the Company holds approximately 44.6% of NeuroThera’s issued and outstanding common shares. The Company’s stake in NeuroThera is valued at approximately C$30 million (approximately $21.1 million).

Going Concern and Outlook

We have financed our operations to date primarily through proceeds from sales of our securities as well as exercises of warrants and options to purchase shares. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of our pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of June 30, 2026, our cash and cash equivalents and restricted deposits totaled $4,458 thousand.

Our cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of this Report of Foreign Issuer on Form 6-K. The ability to continue as a going concern is dependent upon our obtaining the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they become due. While we have successfully raised funds in the past, there is no guarantee that we will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms would have serious consequences on our financial condition and results of operations. In addition, we started to recognize revenues from sales. However, our pharmaceutical operations are dependent on our ability to raise additional funds from existing and/or new investors. This dependency will continue until we are able to finance our operations through generating revenue from our products. These factors raise substantial doubt about our ability to continue as a going concern.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. Our efforts to commercialize our proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we are expecting. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.